Filed by Strive Enterprises, Inc.

(Commission File No.: 000-000000)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Asset Entities Inc.

(Commission File No.: 001-41612)

The following press release was published by Strive Enterprises, Inc. (“Strive”) on May 27, 2025, in connection with Strive’s proposed business combination with Asset Entities Inc. (“ASST”):

STRIVE ASSET MANAGEMENT AND ASSET ENTITIES (NASDAQ: ASST) ANNOUNCE $750M PRIVATE INVESTMENT TO FUND FIRST WAVE OF BITCOIN ACCUMULATION

•	Transaction to raise up to $1.5 billion in total proceeds upon exercise of warrants, which would make Strive Asset Management one of the largest Bitcoin treasury companies, and the only one accumulating Bitcoin with alpha-generating strategies.

•	The combined company will continue to have no outstanding debt for borrowed money after this financing.

•	Strive CEO Matt Cole to discuss the company’s alpha-generating Bitcoin strategies during his 11:54 AM PT keynote on May 27, 2025, at the Bitcoin for Corporations Symposium in Las Vegas, Nevada.

•	Further details, including an investor presentation laying out Strive’s alpha-seeking Bitcoin strategies and full transaction information, are available on the Strive website.

DALLAS, TX — May 27, 2025 — Strive Asset Management and Asset Entities (Nasdaq: ASST) today announced the signing of a $750 million private investment in public equity (PIPE), with an additional $750 million in potential financing available upon the exercise of warrants, which could increase total potential proceeds to $1.5 billion. Upon closing of the transactions, the proceeds are expected to support the company’s first wave of Bitcoin acquisitions, with the goal of establishing Strive Asset Management as the first Bitcoin treasury company focused on long-term Bitcoin outperformance through the implementation of alpha-generating strategies, in addition to the company’s plans to implement known beta strategies used by incumbent Bitcoin treasury corporations.

A select group of leading institutional investors and Strive’s management team, including CEO Matt Cole, participated in the financing, which is expected to close concurrently with the transaction under the merger agreement between Strive Asset Management and Asset Entities.

“Most Bitcoin treasury companies are valued based on multiples to their Bitcoin holdings, which makes sense because their strategies are tied to leveraged beta to Bitcoin,” said Matt Cole, CEO of Strive. “By contrast, our alpha-generating Bitcoin accumulation strategies are designed to drive sustained outperformance relative to Bitcoin itself, which requires a new valuation framework.”

Strive Asset Management’s first wave of alpha-generating Bitcoin accumulation strategies include:

•	Unlocking discounted cash through acquisitions of biotech companies trading below their net cash position, which Strive views as a multi-billion dollar opportunity, and one where Strive believes it has a distinctive competitive advantage due to its founding and management team.

•	Acquiring distressed Bitcoin claims—such as Mt. Gox claims—at discounts to Bitcoin NAV, a market opportunity estimated to be over 75,000 BTC, through Strive’s recently announced strategic partnership with 117 Partners LLC.

•	Positioning itself to become a market leader in purchasing bottom tranches of structured Bitcoin credit vehicles, at discounted prices.

The PIPE investment was priced at $1.35 per share of common stock, representing a 121% premium to the closing price of Asset Entities (NASDAQ: ASST) immediately before its merger announcement with Strive Asset Management. The exercise price for warrants in this PIPE transaction is $1.35 per share. Strive elected not to raise any debt financing in this transaction, to preserve maximal leverage capacity in the future to optimize returns for common equity.

Strive will further discuss its alpha strategies during Matt Cole’s 11:54 AM PT presentation today at Bitcoin for Corporations in Las Vegas, Nevada. The presentation is expected to be streamed by the conference later in the day. An investor presentation and full transaction summary are now available on the Strive website.

The financing transaction is subject to customary closing conditions, including approvals from the shareholders of both Strive and Asset Entities.

Advisors

Cantor Fitzgerald & Co. served as exclusive financial advisor to Strive. In addition, Cantor Fitzgerald & Co. served as exclusive placement agent for the PIPE financing.

Davis Polk & Wardwell LLP is acting as legal advisor to Strive.

DLA Piper LLP (US) acted as legal advisor to Cantor Fitzgerald & Co.

Bevilacqua PLLC is acting as legal advisor to Asset Entities.

About Strive Asset Management

Strive Asset Management is an asset management firm with a mission to maximize value for clients through unapologetic capitalism.

Strive Asset Management recently announced plans to become the first publicly traded asset management Bitcoin treasury company. The company is focused on outperforming Bitcoin over the long run by combining traditional Bitcoin treasury company leveraged beta strategies with novel alpha-generating strategies.

After launching its first ETF in August 2022, the company has grown to manage ~$2 billion in assets.

Learn more at strive.com

About Asset Entities Inc.

Asset Entities Inc. is a technology company providing social media marketing, management, and content delivery across Discord, TikTok, Instagram, X (formerly Twitter), YouTube, and other social media platforms. Asset Entities is believed to be the first publicly traded Company based on the Discord platform, where it hosts some of Discord's largest social community-based education and entertainment servers. The Company's AE.360.DDM suite of services is believed to be the first of its kind for the Design, Development, and Management of Discord community servers. Asset Entities' initial AE.360.DDM customers have included businesses and celebrities. The Company also has its Ternary payment platform that is a Stripe-verified partner and CRM for Discord communities. The Company's Social Influencer Network (SiN) service offers white-label marketing, content creation, content management, TikTok promotions, and TikTok consulting to clients in all industries and markets. The Company's SiN influencers can increase the social media reach of client Discord servers and drive traffic to their businesses. Learn more at assetentities.com, and follow the Company on X at $ASST and @assetentities. To learn about the Ternary payment platform, please go to www.ternarydev.com. To learn about Asset Entities 360 suite of discord services, go to https://www.ae360ddm.com/ and https://discord.gg/ae360ddm.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.  Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Strive and ASST, respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, the tangible book value earn-back period and other operating and return metrics), the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses.  Such statements are often characterized by the use of qualified words (and their derivatives) such as “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project,” “predict,” “potential,” “assume,” “forecast,” “target,” “budget,” “outlook,” “trend,” “guidance,” “objective,” “goal,” “strategy,” “opportunity,” and “intend,” as well as words of similar meaning or other statements concerning opinions or judgment of Strive, ASST or their respective management about future events.  Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements.  Such risks, uncertainties and assumptions, include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement;

•	the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not received or satisfied on a timely basis or at all;

•	the outcome of any legal proceedings that may be instituted against Strive or ASST or the combined company;

•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Strive or ASST operate;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management’s attention from ongoing business operations and opportunities;

•	potential adverse reactions of Strive’s or ASST’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

•	changes in ASST’s share price before closing; and

•	other factors that may affect future results of Strive, ASST or the combined company.

These factors are not necessarily all of the factors that could cause Strive’s, ASST’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements.  Other factors, including unknown or unpredictable factors, also could harm Strive’s, ASST’s or the combined company’s results.

Although each of Strive and ASST believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of Strive or ASST will not differ materially from any projected future results expressed or implied by such forward-looking statements.  Additional factors that could cause results to differ materially from those described above can be found in ASST’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024, quarterly reports on Form 10-Q, and other documents subsequently filed by ASST with the Securities Exchange Commission (the “SEC”).  The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Strive, ASST or their respective businesses or operations.  Investors are cautioned not to rely too heavily on any such forward-looking statements.  Forward-looking statements speak only as of the date they are made and Strive and ASST undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, ASST intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the common stock to be issued by ASST in connection with the proposed transaction and that will include a proxy statement of ASST and a prospectus of ASST (the “Proxy Statement/Prospectus”), and each of Strive and ASST may file with the SEC other relevant documents concerning the proposed transaction.  A definitive Proxy Statement/Prospectus will be sent to the stockholders of ASST to seek their approval of the proposed transaction.  BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF ASST ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STRIVE, ASST AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement, Proxy Statement/Prospectus, as well as other filings containing information about Strive and ASST, may be obtained, free of charge, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, when they are filed, free of charge, from ASST by accessing ASST’s website at https://assetentities.gcs-web.com/. Copies of the Registration Statement, the Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to ASST’s Investor Relations department at 100 Crescent Court, 7th floor, Dallas, TX 75201 or by calling (214) 459-3117 or emailing web@assetentities.com.  The information on Strive’s or ASST’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Strive, ASST and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of ASST in connection with the proposed transaction.  Information about the interests of the directors and executive officers of Strive and ASST and other persons who may be deemed to be participants in the solicitation of stockholders of ASST in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC.  Information about the directors and executive officers of ASST, their ownership of ASST common stock, and ASST’s transactions with related persons is set forth in the section entitled “Board of Directors and Corporate Governance,” “Executive Officers of the Company,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” “Executive Compensation,” and “Certain Relationships and Related Transactions” included in ASST’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on August 22, 2024.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.